UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)

                    Central European Media Enterprises Ltd.
                    ---------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.08 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   G20045103
                                   ---------
                                 (CUSIP Number)

                               December 31, 2003
                               -----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]          Rule 13d-1(b)

	[x]          Rule 13d-1(c)

	[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes)

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CUSIP No. G20045103               SCHEDULE 13G                Page 2 of 8



 1   Name of Reporting Person           VALUEVEST MANAGEMENT COMPANY, LLC

     IRS Identification No. of Above Person                    94-3226627

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                      California

   NUMBER OF       5    Sole Voting Power                               0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                        0

 9    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                            0

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                  0%

 12   Type of Reporting Person                                         IA

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CUSIP No. G20045103               SCHEDULE 13G                Page 3 of 8



 1   Name of Reporting Person                               MARK B. BAKAR

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                   United States

   NUMBER OF       5    Sole Voting Power                               0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                        0

 9    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                            0

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                  0%

 12   Type of Reporting Person                                         IN

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CUSIP No. G20045103               SCHEDULE 13G                Page 4 of 8



Item 1(a).  Name of Issuer:
            --------------

            Central European Media Enterprises Ltd. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            Clarendon House, Church Street
            Hamilton
            HM CX Bermuda

Item 2(a).  Names of Persons Filing:
            -----------------------

            ValueVest Management Company, LLC ("Management")

            Mark B. Bakar ("Bakar")

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

            The business address of each reporting person is 3288 Steiner Street, Suite 200, San Francisco, California 94123.

Item 2(c).  Citizenship:
            -----------

            Reference is made to Item 4 of each of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Class A Common Stock, $.08 par value ("Common Stock")

Item 2(e).  CUSIP Number:
            ------------

            G20045103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of
                    the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19)
                    of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP No. G20045103               SCHEDULE 13G                Page 5 of 8



            (e) [ ] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund
                    in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in
                    accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section 240.13d-
                    1(b)(1)(ii)(J).

Item 4.     Ownership.
            ---------

            Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company.
            ---------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

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CUSIP No. G20045103               SCHEDULE 13G                Page 6 of 8


Item 10.    Certifications.
            --------------

            By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signatures

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2004	VALUEVEST MANAGEMENT COMPANY, LLC


				By:/s/ Mark B. Bakar
				   ------------------------------
                                   Mark B. Bakar, Managing Member


				MARK B. BAKAR


				/s/ Mark B. Bakar
				---------------------------------
				Mark B. Bakar

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CUSIP No. G20045103               SCHEDULE 13G                Page 7 of 8


                                 EXHIBIT INDEX

	Exhibit A          Joint Filing Undertaking		Page 8

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CUSIP No. G20045103               SCHEDULE 13G                Page 8 of 8


                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.


Dated:  February 10, 2004	VALUEVEST MANAGEMENT COMPANY, LLC


				By:/s/ Mark B. Bakar
				   ------------------------------
                                   Mark B. Bakar, Managing Member


				MARK B. BAKAR


				/s/ Mark B. Bakar
				---------------------------------
				Mark B. Bakar